Exhibit 99.1

LightInTheBox Reports Second Quarter 2021 Financial Results

Shanghai, China, September 7, 2021 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter and First Half 2021 Financial Highlights

	Three Months Ended			Six Months Ended
In millions, except percentages	June 30, 2020	June 30, 2021	Year-over- Year % Change	June 30, 2020	June 30, 2021	Year-over- Year % Change
Total revenues	$113.9	$122.2	7.3%	$165.4	$234.2	41.6%
Gross margin	43.5%	46.8%		44.4%	46.7%
Net income	$8.5	$9.5	11.6%	$9.2	$10.9	17.7%
Adjusted EBITDA	$9.1	$14.5	59.0%	$10.6	$16.8	59.0%

	As of December 31,	As of June 30,
In millions	2020	2021
Cash, cash equivalents and restricted cash	$65.5	$58.2

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “During the quarter, we continued to deliver healthy financial results. Total revenues increased to $122.2 million in the second quarter of 2021, compared with $113.9 million in the same quarter of 2020. We are facing more and more players in the highly competitive e-commerce market and the impact of COVID-19 and the resulting macro-economic uncertainties continue to pose challenges in certain overseas markets. In the long term, we believe that we are well positioned to adapt to changes in highly competitive markets by staying on course with our values and going beyond our customers’ expectations as a comprehensive and reliable shopping destination.”

Second Quarter 2021 Financial Results

Total revenues increased by 7.3% year-over-year to $122.2 million from $113.9 million in the same quarter of 2020. Revenues generated from product sales were $119.3 million, compared with $107.2 million in the same quarter of 2020. Revenues from service and others were $2.9 million, compared with $6.7 million in the same quarter of 2020. Included in product sales, revenues from apparel increased by 149% to $74.0 million in the second quarter of 2021, compared with $29.7 million in the same quarter of 2020.

Total cost of revenues was $65.1 million in the second quarter of 2021, compared with $64.3 million in the same quarter of 2020. Cost for product sales was $64.0 million in the second quarter of 2021, compared with $59.0 million in the same quarter of 2020. Cost for service and others was $1.1 million in the second quarter of 2021, compared with $5.3 million in the same quarter of 2020.

Gross profit in the second quarter of 2021 was $57.1 million, compared with $49.6 million in the same quarter of 2020. Gross margin was 46.8% in the second quarter of 2021, compared with 43.5% in the same quarter of 2020. The increase in gross margin was a result of the Company’s continuous efforts to optimize the supply chain and product mix.

Total operating expenses in the second quarter of 2021 were $60.6 million, compared with $41.4 million in the same quarter of 2020.

•	Fulfillment expenses in the second quarter of 2021 were $7.6 million, compared with $7.4 million in the same quarter of 2020. As a percentage of total revenues, fulfillment expenses were 6.2% in the second quarter of 2021, compared with 6.5% in the same quarter of 2020 and 6.5% in the first quarter of 2021.

•	Selling and marketing expenses in the second quarter of 2021 were $43.5 million, compared with $26.5 million in the same quarter of 2020. As a percentage of total revenues, selling and marketing expenses were 35.6% for the second quarter of 2021, compared with 23.3% in the same quarter of 2020 and 31.8% in the first quarter of 2021.

•	G&A expenses in the second quarter of 2021 were $9.5 million, compared with $7.5 million in the same quarter of 2020. As a percentage of total revenues, G&A expenses were 7.8% for the second quarter of 2021, compared with 6.6% in the same quarter of 2020 and 7.5% in the first quarter of 2021. Included in G&A expenses, R&D expenses in the second quarter of 2021 were $5.1 million, compared with $3.3 million in the same quarter of 2020 and $4.9 million in the first quarter of 2021.

Loss from operations was $3.5 million in the second quarter of 2021, compared with income from operations of $8.2 million in the same quarter of 2020.

Other income, net in the second quarter of 2021 was $17.2 million, compared with $0.3 million in the same quarter of 2020. Included in other income, net in the second quarter of 2021, $17.1 million was derived from change in fair value on our equity investment. The gain in fair value change on our equity investment, after respective income tax of $4.2 million, was $12.9 million.

Net income was $9.5 million in the second quarter of 2021, compared with $8.5 million in the same quarter of 2020.

Net income per American Depository Share (“ADS”) was $0.08 in the second quarter of 2021, compared with $0.08 in the same quarter of 2020. Each ADS represents two ordinary shares. Diluted net income per ADS was $0.08 in the second quarter of 2021, compared with $0.08 in the same quarter of 2020.

In the second quarter of 2021, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 112,099,326 and the diluted weighted average number of ADSs was 113,372,055.

Adjusted EBITDA, which represents income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses, was $14.5 million in the second quarter of 2021, compared with $9.1 million in the same quarter of 2020.

As of June 30, 2021, the Company had cash and cash equivalents and restricted cash of $58.2 million, compared with $65.5 million as of December 31, 2020.

First Half 2021 Financial Results

Total revenues increased by 41.6% year-over-year to $234.2 million from $165.4 million in the same half of 2020. Revenues generated from product sales were $228.7 million, compared with $157.2 million in the same half of 2020. Revenues from service and others were $5.5 million, compared with $8.2 million in the same half of 2020. Included in product sales, revenues from apparel increased by 156% to $131.6 million in the first half of 2021, compared with $51.4 million in the same half of 2020.

Total cost of revenues was $124.8 million in the first half of 2021, compared with $91.9 million in the same half of 2020. Cost for product sales was $123.0 million in the first half of 2021, compared with $85.9 million in the same half of 2020. Cost for service and others was $1.8 million in the first half of 2021, compared with $6.0 million in the same half of 2020.

Gross profit in the first half of 2021 was $109.4 million, compared with $73.5 million in the same half of 2020. Gross margin was 46.7% in the first half of 2021, compared with 44.4% in the same half of 2020. The increase in gross margin was a result of the Company’s continuous efforts to drive revenues from product categories with higher margins.

Total operating expenses in the first half of 2021 were $111.5 million, compared with $68.5 million in the same half of 2020.

•	Fulfillment expenses in the first half of 2021 were $14.9 million, compared with $12.4 million in the same half of 2020. As a percentage of total revenues, fulfillment expenses were 6.3% in the first half of 2021, compared with 7.5% in the same half of 2020.

•	Selling and marketing expenses in the first half of 2021 were $79.1 million, compared with $41.3 million in the same half of 2020. As a percentage of total revenues, selling and marketing expenses were 33.8% for the first half of 2021, compared with 25.0% in the same half of 2020.

•	G&A expenses in the first half of 2021 were $17.9 million, compared with $14.8 million in the same half of 2020. As a percentage of total revenues, G&A expenses were 7.6% for the first half of 2021, compared with 8.9% in the same half of 2020. Included in G&A expenses, R&D expenses in the first half of 2021 were $10.0 million, compared with $6.8 million in the same half of 2020.

Loss from operations was $2.1 million in the first half of 2021, compared with income from operations of $5.0 million in the same half of 2020.

Other income, net was $17.2 million in the first half of 2021, compared with $4.2 million in the same half of 2020. Included in other income, net, change in fair value on our equity investment was $17.1 million in the first half of 2021, compared with $3.8 million in the same half of 2020. The gain in fair value change on our equity investment, after respective income tax of $4.2 million, was $12.9 million in the first half of 2021.

Net income was $10.9 million in the first half of 2021, compared with $9.2 million in the same half of 2020.

Net income per American Depository Share (“ADS”) was $0.10 in the first half of 2021, compared with $0.09 in the same half of 2020. Each ADS represents two ordinary shares. The diluted net income per ADS for the first half of 2021 was $0.09, compared with $0.08 in the same half of 2020.

In the first half of 2021, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 112,076,570, and 113,402,531 in diluted weighted average number.

Adjusted EBITDA, which represents income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses, was $16.8 million in the first half of 2021, compared with $10.6 million in the same half of 2020.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, and facilitate investors’ understanding of the past performance and future prospect.

Conference Call

The Company will hold a conference call to discuss the results at 8:00 a.m. Eastern Time on September 7, 2021 (8:00 p.m. Beijing Time on the same day).

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/3376424. Once preregistration has been complete, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through September 14, 2021. The dial-in details are:

US/Canada:	+1-855-452-5696
Hong Kong:	800-963-117
International:	+61-2-8199-0299
Passcode:	3376424

Additionally, a live and archived webcast of the conference call will be available on the Company’s Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 25 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 1548

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of June 30,
	2020	2021
ASSETS
Current Assets
Cash and cash equivalents	61,477	54,561
Restricted cash	4,052	3,616
Accounts receivable, net of allowance for doubtful accounts	1,302	465
Amounts due from related parties	2,882	2,757
Inventories	9,919	11,541
Prepaid expenses and other current assets	5,176	5,864
Total current assets	84,808	78,804
Property and equipment, net	3,812	3,600
Intangible assets, net	9,416	9,113
Goodwill	29,745	30,053
Operating lease right-of-use assets	12,243	8,996
Long-term rental deposits	707	680
Long-term investments	17,297	34,659
TOTAL ASSETS	158,028	165,905

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	16,953	13,188
Amounts due to related parties	167	167
Advance from customers	33,279	27,423
Operating lease liabilities	4,269	3,167
Accrued expenses and other current liabilities	42,183	46,576
Total current liabilities	96,851	90,521

Operating lease liabilities	8,118	6,270
Long-term payable	124	100
Deferred tax liability	3,558	7,890
TOTAL LIABILITIES	108,651	104,781

EQUITY
Ordinary shares	17	17
Additional paid-in capital	282,260	282,458
Treasury shares, at cost	(30,207)	(29,992)
Accumulated other comprehensive income	1,795	2,368
Accumulated deficit	(204,571)	(193,971)
Non-controlling interests	83	244
TOTAL EQUITY	49,377	61,124
TOTAL LIABILITIES AND EQUITY	158,028	165,905

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2020	2021	2020	2021
Revenues
Product sales	107,235	119,337	157,171	228,759
Services and others	6,643	2,864	8,225	5,489
Total revenues	113,878	122,201	165,396	234,248
Cost of revenues
Product sales	(58,964)	(64,001)	(85,869)	(123,033)
Services and others	(5,364)	(1,051)	(6,076)	(1,808)
Total Cost of revenues	(64,328)	(65,052)	(91,945)	(124,841)
Gross profit	49,550	57,149	73,451	109,407
Operating expenses
Fulfillment	(7,414)	(7,619)	(12,463)	(14,865)
Selling and marketing	(26,499)	(43,531)	(41,279)	(79,122)
General and administrative	(7,517)	(9,494)	(14,785)	(17,910)
Other operating income	59	45	72	408
Total operating expenses	(41,371)	(60,599)	(68,455)	(111,489)
Income / (Loss) from operations	8,179	(3,450)	4,996	(2,082)
Interest income	6	15	53	20
Interest expense	(13)	(4)	(43)	(8)
Other income, net*	301	17,178	4,214	17,209
Total other income	294	17,189	4,224	17,221
Income before income taxes	8,473	13,739	9,220	15,139
Income tax benefit / (expense)	4	(4,282)	1	(4,289)
Net income	8,477	9,457	9,221	10,850
Less: Net (loss) / income attributable to non-controlling interests	(5)	76	118	161
Net income attributable to LightInTheBox Holding Co., Ltd.	8,482	9,381	9,103	10,689

Weighted average numbers of shares used in calculating income per ordinary share
—Basic	223,596,385	224,198,651	214,039,358	224,153,140
—Diluted	223,644,919	226,744,109	223,781,977	226,805,062

Net income per ordinary share
—Basic	0.04	0.04	0.04	0.05
—Diluted	0.04	0.04	0.04	0.05

Net income per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.08	0.08	0.09	0.10
—Diluted	0.08	0.08	0.08	0.09

*Other income, net mainly includes change in fair value on our equity investment.

LightInTheBox Holding Co., Ltd.
Unaudited Reconciliations of GAAP and Non-GAAP Results
(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Net income	8,477	9,457	9,221	10,850

Less: Interest income	6	15	53	20
Interest expense	(13)	(4)	(43)	(8)
Income tax benefit / (expense)	4	(4,282)	1	(4,289)
Depreciation and amortization	(586)	(752)	(1,137)	(1,492)
EBITDA	9,066	14,480	10,347	16,619

Less: Share-based compensation	(80)	(58)	(229)	(198)
Adjusted EBITDA*	9,146	14,538	10,576	16,817

* Adjusted EBITDA represents income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses.